# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bridgeline Digital, Inc., CIK 0001378590
CUSIP: 10807Q700
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 100 Sylvan Road, Suite G700, Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 08/26/2025
Amends the filing with accession number 0001437749-22-021511
Filed by CIK 0001651542
Persons authorized to receive notices and communications: Roger "Ari" Kahn, C/O Bridgeline Digital, Inc., 100 Sylvan Road, Suite G700, Woburn, Massachusetts (MA), 01801, 781-376-5555

## Reporting persons
- Kahn Roger E. (CIK 0001651542): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 2,170,921; shared voting power 544; sole dispositive power 2,170,921; shared dispositive power 544; aggregate amount beneficially owned 2,171,465 (16.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Bridgeline Digital, Inc.
Address of issuer's principal executive offices: 100 Sylvan Road, Suite G700, Woburn, Massachusetts (MA), 01801
Comment: This Amendment No. 7 ("Amendment No. 7") amends the statement on Schedule 13D originally filed by Roger "Ari" Kahn with the United States Securities and Exchange Commission (the "SEC") on August 30, 2022, as amended by Amendment No. 1, filed with the SEC on September 20, 2022, Amendment No. 2, filed with the SEC on February 2, 2023, Amendment No. 3, filed with the SEC on March 15, 2023, Amendment No. 4, filed with the SEC on June 21, 2023, Amendment No. 5, filed with the SEC on September 19, 2023, and Amendment No. 6, filed with the SEC on August 22, 2024 (collectively, the "Report"). This Amendment No. 7 relates to the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Bridgeline Digital, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 Sylvan Road, Suite G700, Woburn, Massachusetts. Information contained in the Report remains effective except to the extent that it is amended, restated, or superseded by the information contained in this Amendment No. 7. All capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meaning set forth in the Report.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Report is hereby amended and supplemented by adding the following information:

Between September 13, 2024 and August 26, 2025, Mr. Kahn purchased an aggregate of 157,100 shares of Issuer Common Stock through a series of open market purchases of Issuer Common Stock, purchased with Mr. Kahn's personal funds.

On January 29, 2025, Mr. Kahn exercised a stock option to purchase 25,000 shares of Issuer Common Stock at an exercise price of $0.81 per share. The exercise price was paid with Mr. Kahn's personal funds.

On March 26, 2025, Mr. Kahn purchased 33,334 shares of Issuer Common Stock in a private placement at a price of $1.52 per share, purchased with Mr. Kahn's personal funds.

On June 26, 2025, Mr. Kahn received a restricted stock award of 129,788 shares of Issuer Common Stock pursuant to the Issuer's 2016 Equity Incentive Plan (the "2016 Plan"), of which 43,739 shares were withheld by the Issuer to satisfy Mr. Kahn's tax withholding obligations, resulting in a net issuance to Mr. Kahn of 86,049 shares of Issuer Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Report is hereby amended and supplemented to incorporate by reference the disclosure made under Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment No. 7, Mr. Kahn beneficially owns 2,171,465 shares of Issuer Common Stock (comprised of (i) 1,297,333 shares of Issuer Common Stock (including 544 shares owned by Mr. Kahn's spouse), and (ii) options to acquire 874,132 shares of Issuer Common Stock which have vested or which will vest within 60 days of August 28, 2025, which number of shares represents approximately 16.7% of the outstanding Issuer Common Stock based on 12,112,068 shares issued and outstanding as of August 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 14, 2025. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Kahn may be deemed to have the sole power to vote or direct the vote, or to dispose or direct the disposition, of an aggregate of 2,170,921 shares of Issuer Common Stock. For the purposes hereof, Mr. Kahn may be deemed to beneficially own an aggregate of 544 shares of Issuer Common Stock owned by his spouse.
Transactions in the class effected during the past sixty days: Except as described in Item 3, which is hereby incorporated by reference, Mr. Kahn has not effected any transaction in Issuer Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Kahn Roger E.: /s/ Roger "Ari" Kahn, Roger "Ari" Kahn (08/28/2025)